UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018

001-35878

(Commission File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Intelsat Jackson Holdings S.A. Senior Notes Issuance

On October 17, 2018, Intelsat Jackson Holdings S.A. (“Intelsat Jackson”), an indirect wholly-owned subsidiary of Intelsat S.A. (“Intelsat”), issued an additional $700,000,000 aggregate principal amount of 8.50% Senior Notes due 2024 (the “Notes”) pursuant to an existing indenture dated September 19, 2018, between Intelsat Jackson, as issuer, the guarantors party thereto, and U.S. Bank National Association, as trustee (the “Indenture”).

Interest and Maturity.  The Notes bear interest at a rate of 8.50% per annum. The Notes mature on October 15, 2024 unless earlier repurchased or redeemed.

Use of Proceeds.  Intelsat Jackson used a portion of the net proceeds from the offering of the Notes to effect open market repurchases of Intelsat Jackson’s 7.50% Senior Notes due 2021 (the “2021 Senior Notes”), all of which have been completed, and to fund the redemption and discharge of all 2021 Senior Notes which were not earlier redeemed or repurchased. Intelsat Jackson expects to use the remaining net proceeds for general corporate purposes.

Guarantees.  The Notes are guaranteed by certain of Intelsat Jackson’s subsidiaries that guarantee its obligations under its senior secured credit facilities, its 9.50% Senior Secured Notes due 2022, and its 8.00% Senior Secured Notes due 2024. In addition, the Notes are guaranteed by Intelsat S.A., Intelsat Investment Holdings S.à r.l., Intelsat Holdings S.A., Intelsat Investments S.A., Intelsat (Luxembourg) S.A. and Intelsat Connect Finance S.A., which are direct or indirect parent companies of Intelsat Jackson.

Security.  The Notes are unsecured.

The foregoing summary is qualified in its entirety by reference to the Indenture, a copy of which is attached as Exhibit 99.2 to Intelsat S.A.’s Report on Form 6-K furnished to the U.S. Securities and Exchange Commission on September 19, 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: October 17, 2018	By:	/s/ Jacques Kerrest
	Name:	Jacques Kerrest
	Title:	Executive Vice President and Chief Financial Officer